FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF

1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC.

Presentation for Investors February 7, 2023 Strategic Merger of Hut 8 Mining and US Bitcoin Corp

2 FORWARD-LOOKING STATEMENTS This presentation includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this presentation that address activities, events or developments that Hut 8 Mining Corp. (“Hut 8”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this presentation that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the merger, including the combined company's (“New Hut”) assets and financial position; (ii) the ability of Hut 8 and U.S. Data Mining Group, Inc. dba US Bitcoin Corp (“USBTC”) to complete the merger on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) the expected synergies related to the merger in respect of strategy, operations and other matters; (iv) projections related to expansion; (v) expectations related to New Hut’s hashrate and self-mining capacity; (vi) acceleration of ESG efforts and commitments; and (vii) the ability of New Hut to execute on future opportunities, among others. Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and USBTC as of the date of this presentation, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for the Combined Company, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites. These risks are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this presentation as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this presentation should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this presentation are made as of the date of this presentation, and Hut 8 and USBTC expressly disclaim any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

3 DISCLAIMER Except where otherwise indicate herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation. Currency All amounts in this presentation are expressed in United States dollars unless otherwise noted. NOTE REGARDING CERTAIN FINANCIAL MEASURES AND KEY METRICS This presentation makes reference to certain measures that are not recognized under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and therefore, are considered non-IFRS measures. They are not necessarily comparable to similar measures presented by other companies. Hut 8 uses non-IFRS measures including “EBITDA”, "adjusted EBITDA" and “mining profit” as additional information to complement IFRS measures by providing further understanding of Hut 8’s results of operations from management’s perspective. These non-IFRS financial performance measures are included because management has used the information to analyze the combined business performance and financial position of New Hut. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In order to provide the business performance and financial position of New Hut, certain non-IFRS financial performance measures of each of Hut 8 and USBTC have been combined to show an aggregate number. Definitions and reconciliations of such measure can be found in Hut 8’s annual Management’s Discussion and Analysis for the year ended December 31, 2021, filed under its profile on SEDAR (www.sedar.com) and included in its Form 40-F filed on EDGAR (www.sec.gov). Note to Readers This presentation may not be reproduced, further distributed or published in whole or in part by any other person. Neither this presentation nor any copy of it may be taken or transmitted into or distributed in any other jurisdiction which prohibits the same except in compliance with applicable laws. Any failure to comply with this restriction may constitute a violation of applicable securities law. Recipients are required to inform themselves of, and comply with, all such restrictions or prohibitions and Hut 8 and USBTC do not accept liability to any person in relation thereto. Additional Information about the Proposed Transaction and Where to Find It In connection with the proposed transaction, that, if completed, would result in New Hut becoming a public company (the “Transaction”), New Hut is expected to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). Hut 8 and USBTC urge investors, shareholders, and other interested persons to read, when available, the Form S-4, including amendments thereto, the Hut 8 meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about Hut 8, USBTC, New Hut, and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This presentation is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC’s stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the Investor Relations department of Hut 8 at info@hut8.io and USBTC at info@usbitcoin.com. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

4 Transaction overview Strategic Merger of Hut 8 and USBTC Proposed transaction ▸ Hut 8 Mining Corp. ("Hut 8") and U.S. Data Mining Group, Inc. dba US Bitcoin Corp ("USBTC") to combine in an all-stock merger of equals transaction (“Proposed Transaction”) ▸ Hut 8 and USBTC to become wholly-owned subsidiaries of a newly incorporated Delaware corporation named Hut 8 Corp. ("New Hut") ▸ New Hut is expected to be listed on the Nasdaq Stock Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”), subject to Nasdaq and TSX approval Exchange ratio ▸ 0.2000 share of New Hut common stock per Hut 8 common share ▸ 0.6716 share of New Hut common stock per USBTC capital stock Current bridge loan financing ▸ In conjunction with the Proposed Transaction, Hut 8 to provide USBTC with $6.0 to to $6.5 million in secured bridge financing, subject to definitive documentation Key approvals ▸ Approval of the transaction by Hut 8 and USBTC shareholders ▸ Receipt of all regulatory and stock exchange approvals Timing ▸ Proposed Transaction is currently expected to close in Q2 2023

5 Creating a leading energy and infrastructure platform of the future Strategic Merger of Hut 8 and USBTC Mining sites across North America2 Installed self-mining capacity Total installed capacity under management3 Market capitalization4 Hosting infrastructure Managed infrastructure operations Notes: (1) Figures are estimated as of January 31, 2023; Hut 8’s North Bay facility is not accounted for in the calculations provided as legal proceedings are underway with the site’s third party energy provider. In addition, USBTC’s former facility in Pecos, Texas is not accounted for in the above calculations as it has been transferred to one of USBTC’s former lenders as part of a debt extinguishment transaction; (2) USBTC continues to address a legal dispute with the City of Niagara Falls, NY over operations at the site in the same city. While operations continue uninterrupted, the team has a contingency plan in place that it will pursue should a resolution not be met; (3) Includes installed infrastructure across self-mining, hosting, and managed infrastructure operations; (4) New Hut’s implied market capitalization estimate is based on the 5-day volume-weighted average price (VWAP) of Hut 8's shares on the Nasdaq as of the last trading day prior to the date of the announcement of the Proposed Transaction and the USBTC shares as it applies to the applicable exchange ratio of Hut 8 and USBTC shares outstanding prior to the announcement of the transaction New Hut establishes a large-scale publicly traded Bitcoin miner, with expected1 :

6 Hut 8 is merging with USBTC, a leading, vertically integrated miner Strategic Merger of Hut 8 and USBTC Year founded ▸ 2018 ▸ 2020 Ownership ▸ Canada-based public company ▸ US-based private company Headquarters ▸ Toronto, Ontario, Canada ▸ Miami, Florida, United States Team members ▸ (105) ▸ (108) Infrastructure portfolio ▸ (2) digital asset mining sites ▸ (5) high performance computing data centres ▸ (1) MicroBT-certified repair centre ▸ (4) digital asset mining sites: (1) site fully owned, (1) site owned under a 50-50 JV, and (2) sites managed under property management agreements (PMAs) Business units ▸ Self-mining ▸ High performance computing ▸ MicroBT-certified repair centre ▸ Self-mining ▸ Hosting ▸ Managed infrastructure operations ▸ Equipment sales Notes: Hut 8’s North Bay facility is not accounted for in the above as legal proceedings are underway with the site’s third party energy provider. In addition, USBTC’s former facility in Pecos, Texas is not accounted for in the above as it has been transferred to one of USBTC’s former lenders as part of a debt extinguishment transaction

Strategic Merger of Hut 8 and USBTC

HUT 8 | 7

Transaction thesis: Supercharging the next chapter of New Hut growth

	Thesis point	Expected impact
Scale	USBTC's portfolio of owned and managed sites significantly accelerates Hut 8's growth trajectory	**Immediate step change in operating scale and transition to market leadership**
Scope	USBTC's track record of operating rigor and execution in the US enhances Hut 8's financial and strategic optionality	**Access to the US market with credibility among industry stakeholders**
Platform	USBTC's complementary, uncorrelated new lines of business advances Hut 8's focus on sustainable growth	**Reduced exposure to self-mining economics and new capex-light paths to scale**
Power	USBTC's disciplined, technical approach to sourcing and managing energy strengthens Hut 8's energy strategy	**Optimized returns through sophisticated "electron arbitrage" strategies**
IP	USBTC's purpose-built operating technology can be deployed across the site portfolio to drive site returns	**Optimized returns through automation of site management and energy curtailment**
People	USBTC's experienced operating team enhances Hut 8's existing team of veteran business leaders and executives	**Outstanding operating expertise driving the next chapter of Hut 8's growth**

Strategic Merger of Hut 8 and USBTC

HUT 8 | 8

New Hut will operate an expanded portfolio of infrastructure across North America

Digital asset mining sites[1]

1. Drumheller, AB
2. Medicine Hat, AB
3. Alpha - Niagara Falls, NY[2]
4. Charlie - Kearney, NE[3]
5. Delta - Granbury, TX[3]
6. Echo - King Mountain, TX[4]

High performance computing data centres

1. Vancouver, BC I
2. Vancouver, BC II
3. Kelowna, BC
4. Vaughan, ON
5. Mississauga, ON

MicroBT-certified repair centre

1. Medicine Hat, AB

Corporate offices

1. Miami, FL
2. Toronto, ON



Notes: (1) Hut 8's North Bay facility is not accounted for in the above as legal proceedings are underway with the site's third party energy provider. In addition, USBTC's former facility in Pecos, Texas is not accounted for in the above as it has been transferred to one of USBTC's former lenders as part of a debt extinguishment transaction; (2) USBTC continues to address a legal dispute with the City of Niagara Falls, NY over operations at the site in the same city. While operations continue uninterrupted, the team has a contingency plan in place that it will pursue should a resolution not be met; (3) Operated by USBTC Mining Infrastructure Operations (USMIO) under strategic operator agreements with an institutional investor focused on renewable energy assets; (4) Owned by the King Mountain JV in which USBTC has a 50% membership interest

Strategic Merger of Hut 8 and USBTC

HUT 8 | 9

USBTC diversifies the site portfolio across geographies and capabilities






	Alpha[1]	Charlie[2]	Delta[2]	Echo[3]
Location	Niagara Falls, NY	Kearney, NE	Granbury, TX	King Mountain, TX
Number of sub-sites	1	1	1	4
USMIO[3]	-	✓	✓	✓
Self-mining	✓	-	✓	✓
Hosting	-	-	-	✓
Site revenue profile				
USMIO[4]	-	100 MW	300 MW	280 MW
Self-mining[5]	~0.4 EH/s	-	~1.0 EH/s	~1.7 EH/s
Hosting[5]	-	-	-	220 MW

Notes: USBTC's former facility in Pecos, Texas is not accounted for in the above as it has been transferred to one of USBTC's former lenders as part of a debt extinguishment transaction; (1) USBTC continues to address a legal dispute with the City of Niagara Falls, NY over operations at the site in the same city. While operations continue uninterrupted, the team has a contingency plan in place that it will pursue should a resolution not be met.; (2) Operated by USBTC Mining Infrastructure Operations (USMIO) under strategic operator agreements with an institutional investor focused on renewable energy assets; USBTC does not directly generate revenue from hosting contracts at this site; (3) Owned by the King Mountain JV in which USBTC has a 50% membership interest alongside one of the world's largest renewable energy producers; 100% of site management revenue (on total capacity of 234 MW), 50% of self-mining revenue, and 50% of hosting revenue are attributable to USBTC; (4) USBTC Mining Infrastructure Operations; (5) Figures are estimated as of January 31, 2022

10 Hut 8 and USBTC are strategically aligned Strategic Merger of Hut 8 and USBTC Resilience + innovation ▸ Resilient market veterans Hut 8 is a pioneer of digital asset mining and has navigated bull and bear market cycles to become one of Canada’s leading operators ▸ Nimble, innovative technologists USBTC was founded in 2020 and has quickly differentiated itself by building a strong operating team, technology stack, and IP Opportunity + resources ▸ Ability to deploy capital responsively driven by a proven balance sheet-first approach to creating shareholder value ▸ Track record of opportunistic investment and growth even during market downturns, with significant growth in capacity over the last three months Shared focus on diversification ▸ Diversified business model with alternative and uncorrelated return strategies and a unique portfolio of owned infrastructure assets ▸ Vertically integrated across the mining value chain with four revenue streams: (1) self-mining, (2) hosting, (3) managed infrastructure operations, and (4) equipment sales

11 New Hut expected to advance diversified strategy and operating rigor Strategic Merger of Hut 8 and USBTC 1. Platform 2. Power 3. IP 4. People USBTC is expected to advance New Hut’s focus on sustainable growth with a complementary, uncorrelated portfolio of revenue across several new lines of business: ▸ Hosting ▸ Managed infrastructure operations ▸ Equipment sales ▸ Energy management USBTC is expected to strengthen New Hut’s energy strategy and commitment to leveraging low-cost, renewable energy sources with: ▸ An in-house energy origination and management team ▸ A disciplined, technical approach to energy sourcing and management ▸ A diversified mix of hydro, wind, and nuclear energy sources powering the expanded site portfolio USBTC’s purpose-built operating technology is expected to optimize site returns, powered by: ▸ Operator, an asset management platform that enables precise diagnosis of environmental and infrastructural issues that affect miner efficiency ▸ Reactor, an algorithmic energy curtailment platform with miner-level granularity USBTC is expected to add outstanding business operations and technology expertise to New Hut, including: ▸ A venture-backed operating team with experience designing, building, and operating data centres from the ground up ▸ A software team building highly sophisticated, algorithmic asset management and energy curtailment platforms

12 Existing line of revenue New line of revenue Platform: Revenue diversification reduces exposure to mining economics Strategic Merger of Hut 8 and USBTC 1 High Low No exposure Pure exposure High performance computing Self-mining Hosting Repair centre Equipment sales Energy management Managed infrastructure operations USBTC brings to New Hut

Strategic Merger of Hut 8 and USBTC
HUT 8 | 13

② Power: New Hut to advance energy strategy and commitment to ESG

An evolution of Hut 8's approach to energy origination and management...

USBTC brings a disciplined, technical approach to building and managing the site energy portfolio, with a strategic focus on:

- Colocation and tandem forward hedging to drive predictability in operating costs and fast grid access
- Electron arbitrage to optimize site returns; using world-class technology to execute energy trades
- Seamless participation in wide range of ancillary service programs using custom firmware with a set of rapid consumption adjustment and chip frequency modulating commands for commonly used miners

...accelerates achievement of Hut 8's ESG objectives

USBTC introduces energy from hydro, wind, and nuclear sources to the expanded energy portfolio of New Hut:

- Alpha is powered by ~91% zero carbon emission energy, hydro pumped storage, and other renewables
- Charlie is powered by 62% zero emission sources, including 46.9% nuclear, 7.9% wind, and 7.6% hydro
- Echo is co-located behind the meter at a wind farm and at peak wind generation periods can draw up to 100% of the energy the wind project produces; the rest of the time, the energy is sourced from ERCOT which includes more than 40% zero carbon emission sources

14 Intellectual property: Optimizing site returns with advanced technology Strategic Merger of Hut 8 and USBTC 3 Operator Reactor Purpose-built asset management platform drives hashrate efficiency by automating mining operations ▸ Enables centralized site management Tracks miners in real-time at the fleet, site, container, and unit levels and monitors key performance metrics ▸ Automates site operations Automatically identifies and diagnoses miner dysfunctions to streamline miner repair operations Purpose-built energy curtailment platform drives enhanced site returns through miner-level granularity ▸ Adjusts consumption of each miner in real-time Leverages data captured by Operator on the observed profitability of each miner ▸ Enables rapid curtailment Capable of full power ramp-down and full power ramp-up in seconds

Strategic Merger of Hut 8 and USBTC

HUT 8 | 15

④ People: Uniting proven business leaders with entrepreneurial strategists




Jaime Leverton
CEO, Hut 8 Mining

- **Veteran technology executive of 20+ years** across leading companies: IBM, Bell, BlackBerry, National Bank, Cogeco Peer 1, and eStruxture Data Centers
- Member of **Women in IT Channel Hall of Fame**
- Recipient of **Telfer School of Management Award for Private Sector Leadership in Advanced Tech**
- Member of **Young Presidents Organization (YPO)**





Michael Ho
Co-founder & CEO, USBTC

- An industry pioneer, Mike built and sold bitcoin mining facilities and equipment to **public companies including Riot and Marathon**
- **Founder & former CEO of an import-export company** at age 17; scaled to US$100M+ in revenue




Shenif Visram
CFO, Hut 8 Mining

- **Former CFO of Aptum Technologies**, Shenif led the carveout of Aptum as a standalone company
- **Former VP of Finance of Cogeco Peer 1**
- **Former COO of Global Business Services of IBM Canada**




Asher Genoot
Co-founder & President, USBTC

- **Founder and former CEO of Curio**, a Shanghai-based EdTech company; scaled to 130+ employees
- Member of **Young Presidents Organization (YPO)**
- Graduated summa cum laude from the University of Southern California at 19 years old

Investor contact Sue Ennis sue@hut8.io Thank you